UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 24, 2013

Commission File Number : 000-30354

HONG KONG TELEVISION NETWORK LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☑  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☑  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Hong Kong Television Network Limited (the “Company”) is furnishing under cover of Form 6-K an announcement dated December 24, 2013 relating to the clarification announcement of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONG KONG TELEVISION NETWORK LIMITED

By:	/s/ Wong Nga Lai, Alice
	Name:	Wong Nga Lai, Alice
	Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: December 24, 2013

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CLARIFICATION ANNOUNCEMENT

Reference is made to the Company’s announcement dated 20 December 2013 in connection with, among others, the Company’s acquisition of China Mobile Hong Kong Corporation Limited (the “Acquisition”) and the launch of mobile television services. In a recent media report, it was alleged that Dr. Cheng Mo Chi, Moses (“Dr. Cheng”), a non-executive director of the Company, by way of his connections and dual capacity as a member of the National Committee of the Chinese People’s Political Consultative Conference and a director of China Mobile Limited, assisted in the materialisation of the Acquisition.

The board of directors of the Company categorically states that the above report is untrue and unfounded. Dr. Cheng did not participate in any deliberation or discussion with respect to the Acquisition and also abstained from voting with respect to the Acquisition at the relevant board meetings.

By Order of the Board Hong Kong Television Network Limited Wong Nga Lai, Alice Executive Director, Chief Financial Officer and Company Secretary

Hong Kong, 24 December 2013

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Ms. To Wai Bing (Chief Executive Officer), Ms. Wong Nga Lai, Alice (Chief Financial Officer); the non-executive director is Dr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Mr. Peh Jefferson Tun Lu, and Mr. Mak Wing Sum, Alvin.